

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 11, 2010

Dr. Roger Crystal
Chief Executive Officer
Lightlake Therapeutics Inc.
54 Baker Street, 6th Floor
London, England
W1U 7BU

> **Re:** **Lightlake Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2009**
> **Filed March 16, 2010**
> **Form 10-K/A for the Fiscal Year Ended July 31, 2009**
> **Filed May 11, 2010**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2010**
> **Filed March 16, 2010**
> **Form 10-Q/A for the Fiscal Quarter Ended January 31, 2010**
> **Filed May 10, 2010**
> **File No. 333-139915**

Dear Dr. Crystal:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief